

October 25, 2010

Mr. Michael Tate
Chief Financial Officer
Netlogic Microsystems, Inc.
1875 Charleston Road
Mountain View, California 94043

> **Re:** **Netlogic Microsystems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Filed March 24, 2010**
> **File No. 000-50838**

Dear Mr. Tate:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief